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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 2 TO

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                                TOM BROWN, INC.
                           (NAME OF SUBJECT COMPANY)



                                TOM BROWN, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)



                    COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   115660201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DANIEL G. BLANCHARD
                            EXECUTIVE VICE PRESIDENT
                     CHIEF FINANCIAL OFFICER AND TREASURER
                                TOM BROWN, INC.
                       555 SEVENTEENTH STREET, SUITE 1850
                             DENVER, COLORADO 80202
                                 (303) 260-5000



          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:


                                JEFFERY B. FLOYD
                                THOMAS P. MASON
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                                  1001 FANNIN
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-2222

     CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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                       AMENDMENT NO. 2 TO SCHEDULE 14D-9

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission ("SEC") on April 21, 2004 (and as amended by Amendment No. 1 on May 6, 2004) by Tom Brown, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated April 21, 2004 (as amended by Amendment Nos. 1, 2 and 3, filed April 28, 2004, May 6, 2004, and May 10, 2004, respectively) and filed with the SEC by Plaza Acquisition II Corp, a Delaware corporation ("Purchaser") and wholly owned subsidiary of EnCana Corporation, a Canadian corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.10 per share, of the Company, including the associated rights to purchase shares of the Company's preferred stock, at a purchase price of $48.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2004, and in the related Letter of Transmittal.

     The information contained in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     RESULTS OF THE OFFER. The Offer expired at 12:00 midnight, New York City time, on Tuesday, May 18, 2004. Pursuant to the Offer, Purchaser accepted for payment approximately 44,583,673 Shares on May 19, 2004. The Shares accepted for payment represent approximately 96% of the outstanding Shares.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TOM BROWN, INC.


                                           By:  /s/Daniel G. Blanchard
                                               --------------------------------
                                               Name: Daniel G. Blanchard
                                               Title:Executive Vice President,
                                                     Chief Financial Officer
                                                     and Treasurer

Dated: May 19, 2004